                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                SCHEDULE 13E-3/A

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                (AMENDMENT NO. 4)


                                TECH SQUARED INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                      Tech Squared Inc.     Digital River, Inc.
                      MacUSA, Inc.          Joel A. Ronning
--------------------------------------------------------------------------------
                     (Name(s) of Person(s)Filing Statement)

                           COMMON STOCK, NO PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    878302108
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


        Tech Squared Inc.                            Digital River, Inc.
 Attention: Charles E. Reese, Jr.               Attention: Robert E. Strawman
       6690 Shady Oak Road                      9625 W. 76th Street, Suite 150
  Eden Prairie, Minnesota 55344                 Eden Prairie, Minnesota 55344
          (612) 832-5622                                (612) 830-9042

           MacUSA, Inc.                                Joel A. Ronning
 Attention: Charles E. Reese, Jr.               9625 W. 76th Street, Suite 150
       6690 Shady Oak Road                      Eden Prairie, Minnesota 55344
  Eden Prairie, Minnesota 55344                         (612) 830-9042
          (612) 832-5622

 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Persons(s) Filing Statement)
                                    ---------

                                   COPIES TO:


         Louis A. Goodman, Esq.                  Michael W. Schley, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP  Larkin, Hoffman, Daly & Lindgren, Ltd.
           One Beacon Street               7900 Xerxes Avenue South, Suite 1500
      Boston, Massachusetts 02108              Bloomington, Minnesota 55431
             (617) 573-4800                           (612) 896-3800

                               Michael J. Sullivan
                               Cooley Godward LLP
                         One Maritime Plaza, 20th Floor
                         San Francisco, California 94111
                                 (415) 693-2000

     This statement is filed in connection with (check the appropriate box):


a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.



b. /X/ The filing of a registration statement under the Securities Act of 1933.


                             c. / / A tender offer.

                            d. / / None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /



                            Calculation of Filing Fee
 -------------------------------------------------------------------------------
                                   Transaction
                   Valuation                             Amount of Filing Fee

                  $69,147,482*                                  $19,223**
 -------------------------------------------------------------------------------



   *Transaction Valuation has been calculated by using the total value of the 2,650,000 shares of Digital River, Inc. common stock, based on a price per share of $26.09 determined in accordance with Rules 457(f) and (c) of the
     Securities Act of 1933, as amended (the "1933 Act"), to be issued by Digital River, Inc. to Tech Squared, Inc. in the transaction described herein and in the Proxy Statement-Prospectus forming a part of the Registration Statement incorporated herein by reference.



         **Calculated in accordance with Section 6(b) of the 1933 Act.


  /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid: $11,856         Filing party: Tech Squared Inc.
                                ---------                     ------------------


                             Preliminary 14A
   Form or registration no.: and Schedule 13E-3    Dated filed: August 10, 1999
                             ------------------                ----------------

                                  INTRODUCTION


         This Amendment No. 4 to the Rule 13E-3 Transaction Statement on
Schedule 13E-3 (this "Schedule 13E-3") amends the Schedule 13E-3 which was originally filed with the Securities and Exchange Commission (the "Commission") on August 10, 1999, and amended on October 14, 1999, October 29, 1999 and November 5, 1999 by Tech Squared Inc., a Minnesota corporation ("Tech Squared"), Digital River, Inc., a Delaware corporation ("Digital River"), MacUSA, Inc., a Minnesota Corporation ("MacUSA") and Joel A. Ronning pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution and the transactions contemplated thereby.



         Concurrently with the filing of this Schedule 13E-3, Digital River is filing a Registration Statement on Form S-4, as it may be amended from time to time (the "Registration Statement"), of which the proxy statement-prospectus (the "Proxy Statement-Prospectus"), previously filed by Tech Squared on Schedule 14A, forms a part. The Proxy Statement-Prospectus, which forms a part of the Registration Statement, serves as (1) the proxy statement of Tech Squared with respect to the special meeting of Tech Squared shareholders, at which the Tech Squared shareholders will consider and vote upon the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution and (2) the prospectus of Digital River with respect to the issuance of Digital River shares to Tech Squared and the distribution of such shares by Tech Squared to its shareholders pursuant to the Plan of Liquidation and Dissolution.



         All references to the "Preliminary Proxy Statement-Prospectus" contained in this Schedule 13E-3 as previously amended should now be considered to refer to the Registration Statement. In addition, all information set forth below should be read in connection with the information contained or incorporated by reference in this Schedule 13E-3 as previously amended.



         The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Registration Statement of the information required to be included in this Schedule 13E-3. The information set forth below in the Registration Statement, including all annexes and exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this
Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Registration Statement and the annexes and exhibits thereto. Capitalized terms used but not defined in this
Schedule 13E-3 shall have the meanings given them in the Registration
Statement.

                              CROSS-REFERENCE SHEET



Rule 13E-3 Transaction     All references are to portions
Statement Item Number      of the Registration Statement which
and Caption                are incorporated herein by reference
----------------------     --------------------------------------------------
ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


 (a) . . . . . . . .       "Summary of the Proxy Statement-Prospectus -- The Companies"

 (b) . . . . . . . .       "The Special Meeting of Tech Squared Shareholders --
                           Shareholder Record Date for the Special Meeting"

 (c) . . . . . . . .       "Comparative Per Share Market Price Data"

 (d) . . . . . . . .      "Summary of the Transaction and Special Factors -- Tech
                           Squared Selected Historical Financial Data"

 (e) . . . . . . . .       Not applicable.

 (f) . . . . . . . .       Not applicable.


ITEM 2.  IDENTITY AND BACKGROUND

(a) . . . . . . .  .       *

(b) - (d) . . . . .        Exhibit 1 - "Tech Squared Annual Report on Form 10-K as
                           amended on November 2, 1999, for the fiscal year ended
                           December 31, 1998 - Item 10 - Directors, Executive
                           Officers, Promoters and Control Persons"

(e) & (f) . . . . .        *

(g) . . . . . . . .        *

ITEM 3.  PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS

(a) (1)  . . . . . .      "The Voluntary Dissolution and the Plan of Liquidation
                          and Dissolution - Background of the Transaction";
                          "Intercompany Agreement and Agreements with Affiliates"

(a) (2)   . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                          and Dissolution - Background of the Transaction";
                          "Intercompany Agreement and Agreements with Affiliates"

(b) . . . . . . . .       "Intercompany Agreement and Agreements with Affiliates";
                          "The Voluntary Dissolution and the Plan of Liquidation
                          and Dissolution - Background of Transaction"

ITEM 4.  TERMS OF THE TRANSACTION.

 (a) . . . . . . . .      "Summary of the Transaction and Special Factors - Plan
                          of Liquidation and Dissolution"; "Summary of the
                          Transaction and Special Factors - Sale of Operating
                          Assets";"Summary of the Transaction and Special Factors
                          - The Acquisition

                                    4


                           Agreement"; "Summary of the Transaction and Special
                           Factors - The Liquidating Trust Agreement"; "The
                           Voluntary Dissolution and the Plan of Liquidation and Dissolution - General"; "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of
                           Operating Assets"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - The Acquisition
                           Agreement"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - The Liquidating Trust
                           Agreement"

 (b) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - The Voting Agreements"


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


 (a) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan
                           of Liquidation and Dissolution"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution
                           - General"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan
                           of Liquidation and Dissolution"; "Summary of the
                           Transaction and Special Factors - the Sale of Operating
                           Assets"; "Summary of the Transaction and Special
                           Factors - The Acquisition Agreement"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution
                           - General"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - The Sale of Operating
                           Assets"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - The Acquisition Agreement"

 (c) . . . . . . . .       None

 (d) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan of
                           Liquidation and Dissolution"; "The Voluntary Dissolution and
                           the Plan of Liquidation and Dissolution - Delisting and
                           Deregistration of Tech Squared Common Stock After the
                           Transaction"

 (e) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan of
                           Liquidation and Dissolution"; "Summary of the Transaction
                           and Special Factors - the Sale of Operating Assets";
                           "Summary of the Transaction and Special Factors - The
                           Acquisition Agreement"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - General"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - The Sale of Operating Assets"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           The Acquisition Agreement"

 (f) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Delisting and Deregistration of Tech Squared
                           Common Stock After the Transaction"

 (g) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Delisting and Deregistration of Tech Squared
                           Common Stock After the Transaction"

                                        5


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 (a) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - General"; "Expenses"

 (b) . . . . . . . .       "Expenses"

 (c) . . . . . . . .       Not applicable

 (d) . . . . . . . .       Not applicable

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors - Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Background of the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Tech Squared's Reasons for the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Digital River's Reasons for
                           the Transaction"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors - Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Background of the
                           Transaction";"The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Tech Squared's Reasons for the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Opinion of Tech Squared's
                           Financial Advisor"

 (c) . . . . . . . .       "Summary of the Transaction and Special Factors - Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Tech Squared's Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Opinion of Tech
                           Squared's Financial Advisor"

 (d) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan of
                           Liquidation and Dissolution"; "Summary of the Transaction
                           and Special Factors - Certain Material United States Federal
                           Income Tax Consequences of the Transaction"; "Summary of the
                           Transaction and Special Factors - Accounting Treatment of
                           the Exchange"; "Risk Factors - Risks Relating to the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Certain Material United States
                           Federal Income Tax Consequences of the Transaction"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Accounting Treatment of the Transaction"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Delisting and Deregistration of Tech Squared
                           Common Stock After the Transaction"; "Comparison of Rights
                           of Holders of Tech Squared Common Stock and Digital River
                           Common Stock"

ITEM 8.  FAIRNESS OF THE TRANSACTION.

 (a) . . . . . . . .        "Summary of the Transaction and Special Factors -

                                        6

                            Recommendation of Tech Squared's Board of Directors";
                            "The Voluntary Dissolution and the Plan of Liquidation
                            and Dissolution - Digital River's Reasons for the
                            Transaction"; "The Voluntary Dissolution and the Plan of
                            Liquidation and Dissolution - Digital River's
                            Determination that the Transaction is Fair to Tech
                            Squared's Shareholders"; "The Voluntary Dissolution and
                            the Plan of Liquidation and Dissolution - Recommendation
                            of Tech Squared's Board of Directors"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Recommendation of Tech Squared's Board of
                           Directors"; "Summary of the Transaction and Special Factors
                           - Reasons for the Transaction"; "The Voluntary Dissolution
                           and the Plan of Liquidation and Dissolution - Recommendation
                           of Tech Squared's Board of Directors"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           Tech Squared's Reasons for the Transaction"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           Opinion of Tech Squared's Financial Advisor"; Annex E -
                           "Opinion of SG Cowen Securities Corporation"; Annex F -
                           "Opinion of Arthur Andersen LLP"; Annex G - "Opinion of
                           Broadview International LLC"

 (c) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Shareholder Approval"

 (d) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors";
                           "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - Recommendation of Tech Squared's Board
                           of Directors"

 (e) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors";
                           "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - Recommendation of Tech Squared's Board
                           of Directors"

 (f) . . . . . . . .       Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

 (a) and (b) (1-3) .       "Summary of the Transaction and Special Factors -Tech
                           Squared's Financial Advisor and its Opinion"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           Opinion of Tech Squared's Financial Advisor"; Annex E -
                           "Opinion of SG Cowen Securities Corporation"; Annex F -
                           "Opinion of Arthur Andersen LLP"; Annex G - "Opinion of
                           Broadview International LLC"

 (b)(4)  . . . . . .       None

 (b)(5)  . . . . . .       Summary of the Transaction and Special Factors - Tech
                           Squared's Financial Advisor and its Opinion"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Opinion of Tech Squared's Financial

                                        7

                           Advisor"; Annex E - "Opinion of SG Cowen Securities
                           Corporation"; Annex G - "Opinion of Broadview
                           International LLC"

 (b)(6)  . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - Opinion of Tech Squared's Financial
                           Advisor"; Annex E - "Opinion of SG Cowen Securities
                           Corporation"; Annex F - "Opinion of Arthur Andersen
                           LLP"; Annex G - "Opinion of Broadview International
                           LLC"

 (c) . . . . . . . .       Annex E - "Opinion of SG Cowen Securities Corporation";
                           Annex F - "Opinion of Arthur Andersen LLP"; Annex G -
                           "Opinion of Broadview International LLC"

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

 (a) . . . . . . . .       "Share Ownership By Principal Shareholders, Management
                           and Directors of Tech Squared"

 (b) . . . . . . . .       "Share Ownership By Principal Shareholders, Management
                           and Directors of Tech Squared"

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
          WITH RESPECT TO THE ISSUER'S SECURITIES

     . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - The Voting Agreements"

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
          PERSONS WITH REGARD TO THE TRANSACTION.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Shareholder Approval"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - The Voting Agreements"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors";
                           "The Special Meeting of Tech Squared Shareholders -
                           Purpose of the Special Meeting"

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Dissenters' and Appraisal Rights"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution
                           -Dissenters' and Appraisal Rights"

 (b) . . . . . . . .       None

 (c) . . . . . . . .       Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors - Tech
                           Squared Historical Financial Data"; "Summary of the Proxy
                           Statement-Prospectus - Comparative Per Share Data"

 (b) . . . . . . . .       Not applicable.

                                        8


ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

 (a) . . . . . . . .       Not applicable.

 (b) . . . . . . . .       "The Special Meeting of Tech Squared Shareholders -
                           Proxies"; "Expenses"

ITEM 16.  ADDITIONAL INFORMATION

         The Registration Statement on Schedule 14A and the annexes and exhibits attached thereto are incorporated herein by reference

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

         *



*        The Item is located in the Schedule 13e-3 only.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


                   Item 1 of this Schedule 13E-3 is hereby amended and supplemented as follows.



                   (a) The information concerning Tech Squared Inc. set forth in "Summary of the Proxy Statement-Prospectus -- The Companies" of the Registration Statement is incorporated herein by reference.



                  (b) The information set forth in "The Special Meeting of Tech Squared Shareholders -- Shareholder Record Date for the Special Meeting" of the Registration Statement is incorporated herein by reference.



                  (c) The information set forth in "Comparative Per Share Market Price Data" of the Registration Statement is incorporated herein by reference.



                  (d) The information set forth in "Summary of the Transaction and Special Factors -- Tech Squared Selected Historical Financial Data" of the Registration Statement is incorporated herein by reference.








ITEM 2.  IDENTITY AND BACKGROUND


                  Item 2 of this Schedule 13E-3 is hereby amended and supplemented as follows.






                  (b) - (d) For Tech Squared, its officers and directors and Mr. Ronning, see the information set forth in Exhibit 1 - "Tech Squared Annual Report on Form 10-K as amended on November 2, 1999, for the fiscal year ended December 31, 1998 - Item 10 - Directors, Executive Officers, Promoters and Control Persons" of the Registration Statement which is incorporated herein by reference.


                  For information concerning Digital River and its officers, see the information set forth in Exhibit A to this Schedule 13e-3, which contains an excerpt from Digital River's Annual Report on Form 10-K filed on March 3, 1999, for the fiscal year ended December 31, 1998, incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3. For information concerning Digital River and its directors, see the information set forth in Exhibit B to this Schedule 13e- 3, which contains an excerpt from Digital River's Definitive Proxy Statement on Schedule 14A, filed on March 23, 1999, incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3. The nominees for election to the Board of Directors of Digital River, Thomas F. Madison and Charles E. Reese, Jr., were both elected. However, Mr. Reese recused himself from Digital River's Board of Director's on June 25, 1999, and formally resigned from the Board on July 9, 1999.

                  MacUSA has the same directors and executive officers as Tech Squared.

ITEM 3.  PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS

                  Item 3 of this Schedule 13E-3 is hereby amended and supplemented as follows.


                  (a) (1) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction" and "Intercompany Agreement and Agreements with Affiliates" of the Registration Statement is incorporated herein by reference.


                  (a) (2) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction" and "Intercompany Agreement and Agreements with Affiliates" of the Registration Statement is incorporated herein by reference.


                  In the normal course of business, Mr. Ronning has had conversations with officers and employees of Digital River and MacUSA regarding the election of Tech Squared directors. However, none of these conversations were pursuant to the transactions contemplated within this
Schedule 13E-3.


                  (b) The information set forth in "Intercompany Agreement and Agreements with Affiliates" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of Transaction" of the Registration Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

                  Item 4 of this Schedule 13E-3 is hereby amended and supplemented as follows.


                  (a) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution," "Summary of the Transaction and Special Factors - Sale of Operating Assets," "Summary of the Transaction and Special Factors - The Acquisition Agreement," "Summary of the Transaction and Special Factors - The Liquidating Trust Agreement," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of Operating Assets," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Acquisition Agreement" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Liquidating Trust Agreement" of the Registration Statement is incorporated herein by reference.


                  (b) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Voting Agreements" of the Registration Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  Item 5 of this Schedule 13E-3 is hereby amended and supplemented as follows.

                  (a) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General" of the Registration Statement is incorporated herein by reference.

Special Factors - The Acquisition Agreement," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of Operating Assets" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Acquisition Agreement" of the Registration Statement is incorporated herein by reference.






                  (d) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" of the Registration Statement is incorporated herein by reference.



                  (e) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution," "Summary of the Transaction and Special Factors - the Sale of Operating Assets," "Summary of the Transaction and Special Factors - The Acquisition Agreement," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of Operating Assets" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Acquisition Agreement" of the Registration Statement is incorporated herein by reference.



                  (f) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" of the Registration Statement is incorporated herein by reference.



                  (g) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" of the Registration Statement is incorporated herein by reference.


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


                  Item 6 of this Schedule 13E-3 is hereby amended and supplemented as follows.



                  (a) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General" and "Expenses" of the Registration Statement is incorporated herein by reference.



                  (b) The information set forth in "Expenses" of the Registration Statement is incorporated herein by reference.








ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


                  Item 7 of this Schedule 13E-3 is hereby amended and supplemented as follows.



                   (a) The information set forth in "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Digital River's Reasons for the Transaction" of the Registration Statement is incorporated herein by reference.

                  (b) The information set forth in "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor" of the Registration Statement is incorporated herein by reference.



                  (c) The information set forth in "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution Opinion of Tech Squared's Financial Advisor" of the Registration Statement is incorporated herein by reference.



                  (d) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution," "Summary of the Transaction and Special Factors - Certain Material United States Federal Income Tax Consequences of the Transaction," "Summary of the Transaction and Special Factors - Accounting Treatment of the Exchange," "Risk Factors - Risks Relating to the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Certain Material United States Federal Income Tax Consequences of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Accounting Treatment of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" and "Comparison of Rights of Holders of Tech Squared Common Stock and Digital River Common Stock" of the Registration Statement is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.


                  Item 8 of this Schedule 13E-3 is hereby amended and supplemented as follows.



                  (a) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Digital River's Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Digital River's Determination that the Transaction is Fair to Tech Squared's Shareholders" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors" of the Registration Statement is incorporated herein by reference.



                  (b) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors," "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor," Annex E - "Opinion of SG Cowen Securities Corporation," Annex F - "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Registration Statement is incorporated herein by reference.



                   (c) The information set forth in "Summary of the Transaction and Special Factors - Shareholder Approval" of the Registration Statement is incorporated herein by reference.

                  (d) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors" of the Registration Statement is incorporated herein by reference.



                  (e) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors" of the Registration Statement is incorporated herein by reference.






ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


                  Item 9 of this Schedule 13E-3 is hereby amended and supplemented as follows.




                  (a) and (b) (1-3). The information set forth in "Summary of the Transaction and Special Factors -Tech Squared's Financial Advisor and its Opinion," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor," Annex E -"Opinion of SG Cowen Securities Corporation," Annex F - "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Registration Statement is incorporated herein by reference.


                  The information set forth in Exhibit C of this Schedule 13e-3, regarding the Fairness Opinion Presentation made by SG Cowen Securities Corporation to the Board of Directors of Tech Squared on July 11, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.

                  The information set forth in Exhibit D of this Schedule 13e-3, regarding the Presentation made by Broadview International LLC to the Board of Directors of Digital River on July 9, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.





                  (b)(5) The information set forth in "Summary of the Transaction and Special Factors - Tech Squared's Financial Advisor and its Opinion," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor," Annex E - "Opinion of SG Cowen Securities Corporation," and Annex G - "Opinion of Broadview International LLC" of the Registration Statement is incorporated herein by reference.



                  (b)(6) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor," Annex E - "Opinion of SG Cowen Securities Corporation," Annex F "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Registration Statement is incorporated herein by reference.


                   The information set forth in Exhibit C of this Schedule 13e-3, regarding the Fairness Opinion Presentation made by SG Cowen Securities Corporation to the Board of Directors of Tech Squared on July 11, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.

                   The information set forth in Exhibit D of this Schedule 13e-3, regarding the Presentation made by Broadview International LLC to the Board of Directors of Digital River on July 9, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.

                  (c) The information set forth in Annex E - "Opinion of SG Cowen Securities Corporation," Annex F - "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Registration Statement is incorporated herein by reference.


ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.


                   Item 10 of this Schedule 13E-3 is hereby amended and supplemented as follows.



                   (a) The information set forth in "Share Ownership By Principal Shareholders, Management and Directors of Tech Squared" of the Registration Statement is incorporated herein by reference.



                   (b) The information set forth in "Share Ownership By Principal Shareholders, Management and Directors of Tech Squared" of the Registration Statement is incorporated herein by reference.


ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
          WITH RESPECT TO THE ISSUER'S SECURITIES.


                   Item 11 of this Schedule 13E-3 is hereby amended and supplemented as follows.



                   The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Voting Agreements" of the Registration Statement is incorporated herein by reference.


ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
          PERSONS WITH REGARD TO THE TRANSACTION.


                   Item 12 of this Schedule 13E-3 is hereby amended and supplemented as follows.



                  (a) The information set forth in "Summary of the Transaction and Special Factors - Shareholder Approval" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Voting Agreements" of the Registration Statement is incorporated herein by reference.



                  (b) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors" and "The Special Meeting of Tech Squared Shareholders - Purpose of the Special Meeting" of the Registration Statement is incorporated herein by reference.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.


                   Item 13 of this Schedule 13E-3 is hereby amended and supplemented as follows.



                  (a) The information set forth in "Summary of the Transaction and Special Factors - Dissenters' and Appraisal Rights" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Dissenters' and Appraisal Rights" of the Registration Statement is incorporated herein by reference.








ITEM 14.  FINANCIAL INFORMATION.


                   Item 14 of this Schedule 13E-3 is hereby amended and supplemented as follows.



                  (a) Pursuant to General Instruction D to Schedule 13E-3, Tech Squared's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended on November 2, 1999 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 have been delivered with the Registration Statement. Tech Squared's audited financial statements for the periods covered therein are incorporated herein by reference.

                  The information set forth in "Summary of the Transaction and Special Factors - Tech Squared Historical Financial Data" and "Summary of the Proxy Statement-Prospectus - Comparative Per Share Data" of the Registration Statement is incorporated herein by reference.




ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

                   Item 15 of this Schedule 13E-3 is hereby amended and supplemented as follows.



                  (b) The information set forth in "The Special Meeting of Tech Squared Shareholders - Proxies" and "Expenses" of the Registration Statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

                   Item 16 of this Schedule 13E-3 is hereby amended and supplemented as follows.


              The Registration Statement and the annexes and exhibits attached thereto are incorporated herein by reference.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.
                  Item 17 of this Schedule 13e-3 is hereby amended and supplemented as follows:



                  (b) Annex E - "Opinion of SG Cowen Securities Corporation," Annex F "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Registration Statement (incorporated herein by reference).


                  Exhibit C of this Schedule 13e-3 (previously filed on October 14, 1999 with Amendment #1 to this Schedule 13E-3).


                  Exhibit D of this Schedule 13e-3 (previously filed on November 5, 1999 with Amendment #3 to this Schedule 13E-3).


                  (c) Annex D - "Voting Agreements" of the Registration Statement (incorporated herein by reference).


                  (d) Registration Statement and the annexes and exhibits attached thereto (incorporated by reference to the Registration Statement filed by Digital River on November 9, 1999).


                  The information set forth in Exhibit A and Exhibit B to this
Schedule 13e-3 (previously filed on October 14, 1999 with Amendment #1 to this
Schedule 13E-3).

                                   SIGNATURES

                   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 9, 1999                     TECH SQUARED INC.



                                            /s/ Jeffrey F. Martin
                                            ------------------------------------
                                            Name: Jeffrey F. Martin
                                            Title: Chief Financial Officer

                                            DIGITAL RIVER, INC.


                                            /s/ Joel A. Ronning
                                            ------------------------------------
                                            Name: Joel A. Ronning
                                            Title: Chief Executive Officer

                                            MACUSA, INC.


                                            /s/ Charles E. Reese, Jr.
                                            ------------------------------------
                                            Name: Charles E. Reese, Jr.
                                            Title: Chief Executive Officer


                                            /s/ Joel A. Ronning
                                            ------------------------------------
                                            Name: Joel A. Ronning
                                            Title: Individually





                       Signature Page to Schedule 13e-3

                                  EXHIBIT INDEX

EXHIBIT   DESCRIPTION

A . . . . Excerpt from Digital River's Annual Report on Form 10-K filed on
          March 3, 1999, for the fiscal year ended December 31, 1998*

B . . . . Excerpt from Digital River's Definitive Proxy Statement on Schedule
          14A, filed on March 23, 1999*

C . . . . Materials used in the Fairness Opinion Presentation made by SG Cowen
          Securities Corporation to the Board of Directors of Tech Squared on July 11, 1999*


D . . . . Materials used in the Presentation made by Broadview International
          LLC to the Board of Directors of Digital River on July 9, 1999*



E . . . . Registration Statement (incorporated by reference to the
          Registration Statement filed by Digital River on November 4,
          1999)


* Previously filed.